(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER CUSIP NUMBER

For Period Ended: 12/31/08
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FIRST FINANCIAL CORPORATION

Full Name of Registrant

Not Applicable

Former Name if Applicable

800 Washington Avenue

Address of Principal Executive Office (Street and Number)

Waco, TX 76701

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file the financial portions of its Form 10-K for the period ended December 31, 2008, because the auditors have not completed the audit of the financial statements of the Registrant and are unable to complete the audit of the financial statements without unreasonable effort and expense.  Additionally, because the operations of the Registrant have completely ceased and it has no full-time personnel, the non-financial portions of the Form 10-K could not without unreasonable effort or expense be completed and reviewed for compliance with Form 10-K format (instead of the 10-KSB format used in prior years) in time for filing by the due date.  The statement of Pattillo, Brown & Hill, L.L.P required by Rule 12b-25(c) is attached hereto as Exhibit A.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David W. Mann (Name)	254 (Area Code)	757-2424 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant will reflect a net comprehensive loss of $.3 million for 2008 compared to a loss of $.7 million for 2007.  The decrease in the net comprehensive loss is mainly due to a reverse provision for loan losses of $1.2 million in 2008 compared to a $1 million provision for loan losses in 2007.  Professional fees also decreased in 2008 as compared to 2007 by about $.3 million.  The reverse provision for loan losses and the decrease in professional fees were largely the result of the settlement of the CitiMortgage litigation described in Note 3 to the financial statements filed with the Company’s quarterly report for the nine months ended September 30, 2008.  These decreases to net comprehensive loss were offset by unrealized holding losses of $1.1 million in 2008 compared to gains of $1 million in 2007.

FIRST FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 30, 2009	By	/s/ David W. Mann
David W. Mann, Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

First Financial Corporation and Subsidiaries
Waco, Texas

Pursuant to Rule 12b-25 of the General Rules and Regulations under Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by First Financial Corporation and Subsidiaries (FFC) on or about March 30, 2009, which contains notification of the registrant's inability to file its Form 10-K by March 31, 2009. We have read FFC's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 2008, to be included in the Form 10-K.

March 30, 2009